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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER

8- ▪25778

8 - 25778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2001___ AND ENDING ___DECEMBER 31, 2001___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWARTWOOD HESSE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
P.O. Box 247

(No. and Street)

Westtown,	New York	10998
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Swartwood   (845) 726-0828
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  Liebman Goldberg & Drogin LLP

(Name — if individual, state last, first, middle name)

591 Stewart Avenue, Suite 450,	Garden City,	New York	11530
(Address)	(City)	(State)	Zip Code

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Marshall Swartwood__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Swartwood Hesse, Inc.__ _____, as of __December 31_____, __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

2/26/02

GARY E. CALTA
Notary Public, State of New York
No. 01CA4662834
Qualified in Orange County
Commission Expires Aug. 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

SWARTWOOD HESSE, INC.

For the year ended December 31, 2001

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP

Certified Public Accountants

591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Swartwood Hesse, Inc.

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 4, 2002

SWARTWOOD HESSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Assets

	Allowable	Non-Allowable	Total
Cash	$ 1,534	$ -	$ 1,534
Securities owned, at market value	30,594	-	30,594
Investments - other	-	8,100	8,100
Receivables	2,150	-	2,150
Equipment - net of accumulated depreciation of $2,184	-	190	190
Total assets	$ 34,278	$ 8,290	$ 42,568

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accounts payable and accrued expenses	$ 6,091	$ -	$ 6,091
Total liabilities	$ 6,091	$ -	6,091

Stockholders' Equity:

Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding	436
Additional paid-in capital	747,710
Accumulated deficit	(711,669)
Total stockholders' equity	36,477
Total liabilities and stockholders' equity	$ 42,568

See notes to financial statements

2

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:

Commission income	$	19,195
Management fee income	$	5,000
Trading and investment losses		(10,946)
Interest income		26

Income from operations	$	13,275

Expenses:

Professional fees	12,600
Travel and entertainment	3,119
Telephone	3,001
Dues and regulatory expenses	3,123
Office expense and postage	2,475
Insurance	362
Commission expense	1,500
Internet services	286
Interest	84
Depreciation	546

Total expenses	27,096
Loss before provision for taxes	(13,821)
Provision for income taxes	201
Net loss	$ (14,022)

See notes to financial statements

3

SWARTWOOD HESSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Shares	$0.01 par value Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2001	43,624	$ 436	$ 725,053	$ (697,646)	$ 27,843
Additional paid-in capit	-	-	22,657	-	22,657
Net loss	-	-	-	(14,023)	(14,023)
Balance December 31, 2001	43,624	$ 436	$ 747,710	$ (711,669)	$ 36,477


SWARTWOOD HESSE, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001


Cash flows from operating activities:

Net loss	$ (14,023)
Adjustments to reconcile net income to net cash (used in) operating activities:	
Depreciation	546
Changes in assets and liabilities:	
Decrease in other receivables	1,309
Decrease in payables from brokers and dealers	(5,904)
Increase in securities owned at market value	(5,230)
Decrease in aggregate indebtedness	(957)
Total adjustments	(10,236)
Net cash (used in) operating activities	(24,259)

Cash Flows from Financing Activities:

Additional capital conbtributed	22,657
Net cash provided by financing activities	22,657
Net decrease in cash	(1,602)
Cash - beginning of year	3,136
Cash - end of year	$ 1,534

Cash paid during the year for:

Interest	$ 84
Income taxes	$ 101


See notes to financial statements

5


Note 1 - Organization:

Swartwood Hesse, Inc. (Company), is engaged in securities trading and investment banking. The Company operates as an introducing broker on a fully disclosed basis and introduces transactions for clearance and execution services to BNY Clearing Services, LLC.

The following summary of certain significant accounting policies followed in the preparation of the Statement of Financial Condition.

Note 2 - Significant Accounting Policies:

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income.

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2001 is $546.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Note 2 - Significant Accounting Policies (Continued):

Recent Accounting Requirements:

The Company has not completed its evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material. Adoption of this pronouncement is effective for fiscal years beginning after December 15, 1995.

Note 3 - Income Taxes:

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Although New York State does recognize the S Corp. status, there is a provision for income taxes of $100 reflected in the financial statements which represents minimum taxes.

Note 4 - Net Capital Requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2001, the Company's regulatory net capital was $19,423 which was $14,423 in excess of the minimum required.

Note 5 – Stockholders' Equity:

During the year ended December 31, 2001, the majority shareholder and president of the Company contributed $22,657 as additional paid-in capital. No additional shares of stock were issued.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2001

Net Capital

Total ownership equity from statement of financial condition	$	36,477
Deduct ownership equity not allowed for net capital		-
Total capital		36,477
Deductions and/or charges total non-allowable assets from statement of financial condition		8,290
Net capital before haircuts on securities positions		28,187
Haircut on securities		(4,599)
Undue concentration		(4,165)
		(8,764)
Net capital	$	19,423
Minimum net capital	$	5,000
Excess net capital	$	14,423
Aggregate indebtedness	$	6,091
Percentage of aggregate indebtedness to net capital ($6,091/14,423)		42.2%

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2001

The Company has claimed exemption from Rule 15c3-3 based on the fact that the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In the opinion of the management of Swartwood Hesse, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2001.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2001

Net Capital per unaudited focus report		$ 19,533
Net Capital per audited focus report		$ 19,423
Difference due to year-end adjustments as follows		$ 110
Increase in expense accruals	$ 100	
Additional haircut on securities	10	
		$ 110

SWARTWOOD HESSE, INC.

INDEPENDENT AUDITORS' REPORT

on

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001

LIEBMAN GOLDBERG & DROGIN LLP

Certified Public Accountants

591 Stewart Avenue, Suite 450

Garden City, New York 11530

Tel (516) 228-6600

Fax (516) 228-6664

Board of Directors
Swartwood Hesse, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Swartwood Hesse, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Liebman Goldberg & Drogin LLP
Garden City, New York

February 4, 2002

SWARTWOOD HESSE, INC.

FINANCIAL STATEMENTS

AND SCHEDULES

with

INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL

REPORT ON INTERNAL CONTROL STRUCTURE

FOR THE YEAR ENDED DECEMBER 31, 2001